Issuer Free Writing Prospectus dated July 11, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Remote Work Competes with College

City For Housing

Building student housing in and around major universities can be a smart, long-term investment. I think that intuitively makes sense; college tuition at America’s universities seems to ratchet higher every year, in good times and bad, even during a pandemic. Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: “OZ”) is engaged in two such projects adjacent to the University of Connecticut (“UCONN”), where, according to College Tuition Compare, tuition and fees have increased between approximately 1.5% and 6% per year over the last 10 years for both in-state and out-of-state students.

Source: College Tuition Compare, Tuition & Fee Changes Chart (last accessed: July 10, 2023).

According to UCONN, its Storrs campus has a total undergraduate enrollment of 18,702 in for the Fall 2022 term.

Source: University of Connecticut, Student Enrollment (last accessed: July 10, 2023).

According to U.S. News & World Report, in 2021 43% UCONN’s students live off campus, and, in a February 2022 interview with Finance Professor Jeffrey Cohen, UCONN Today, the University’s own news website, reported:

There has really been an unprecedented demand for modern rental housing, not only in Connecticut but in many places across the nation …. We’re seeing some complexes being developed on empty parcels and many other unused properties being converted into apartments.

In the past, many apartments were simply four walls and a roof overhead, with few amenities … That has all changed. Renters are looking for more luxury features, such as gyms, pools, or walking paths, as well as convenience to shopping, work, and other amenities.

…

Today’s renters are demanding more high-end amenities, including fitness centers, swimming pools, covered parking, and in-unit washers and dryers. Because people are staying in rental units for several years, or more, they want comfort, convenience and some of the nicer touches that you’d find in a permanent home. This also includes covered parking, for many of the higher-end developments.

Belpointe OZ (NYSE American: “OZ”) is developing its investments at both 1750 Storrs Road in Mansfield, Connecticut, and 497-501 Middle Turnpike and Cedar Swamp Road, in Storrs, Connecticut, to help meet the demand for luxury apartments at the main campus of UCONN. We believe that the combination of soaring housing prices and a limited inventory of affordable housing will continue to cause people to opt for rental housing, and based on our research, renters want a menu of amenities to make their living experience worthwhile.

Source: Belpointe OZ (last accessed: July 10, 2023).

Belpointe OZ’s executive management team believes that our investment properties adjacent to UCONN fully complement our portfolio assets in Florida and Nashville. Out of the many opportunity zones that we’ve reviewed (and there are more than 8,700 of them designated by the government), we believe that there are less than 100 that are worth investing in. In addition to the five properties in various phases of development in Sarasota, Belpointe OZ owns three properties just up the road in St. Petersburg, along the coastal part of the greater Tampa, Florida area. Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction and acquisition

https://investors.belpointeoz.com/select-oz-development-sites/

With the Federal Reserve likely to raise the Fed Funds Rate again before the end of this year, investors who have realized big gains from the run up in AI stocks, among others, during the first half of 2023 may want to consider taking full advantage of deferring payment of taxes on those capital gains by reinvesting them in a qualified opportunity fund (“QOF”), such as Belpointe OZ. By purchasing Class A units in Belpointe OZ (NYSE American: “OZ”), investors can take advantage of the 180-day look-back window that allows capital gains realized since the first week of January 2023 to be offset and not recognized until December 31, 2026.

Most forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETFs, real estate, the sale of a business, trademarks, patents, cryptocurrencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc. To find out more about this special 180-lookback provision, or if you have questions about Belpointe OZ, feel free to call me, Cody Laidlaw, at (203) 883-1944 or email me at IR@belpointeoz.com.

In the meantime, the potential growth and income from capital gains reinvested into a QOF can be compounded free of taxation as long as the QOF investment is held for at least 10 years through December 31, 2047. Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF.

A Viable Alternative to 1031 Tax Free Exchanges

We’ve seen interest from property owners about how Belpointe OZ might represent an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

An Attractive Proposition For Broker Dealers

On May 17th, Belpointe OZ announced the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

In the midst of this ongoing offering, Advisors and investors alike should also be aware that Belpointe OZ recently announced its unaudited quarterly net asset value (“NAV”) as of March 31, 2023, of $351.7 million or $99.82 per Class A unit. Class A units of OZ, as of June 29th, are trading at around $87, nearly a 13% discount to NAV. It is my personal view that once the market realizes that the Federal Reserve is in fact done with hiking rates, this discount to NAV will narrow.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, most taxable gains invested in a QOF is not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until their investment interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires December 31, 2047.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

● No investors servicing fees;

● No disposition fees;

● 0.75% annual management fee; and

● 5% carried interest.

Have questions? You can contact Cody Laidlaw at (203) 883-1944. I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

Cody H. Laidlaw

Editor-in-Chief

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.